Exhibit 99.6

POLY-PACIFIC INTERNATIONAL INC.

January 12, 2007

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) (TSX-V: “PMB”; OTCBB: “PLYPF”) announces that its common shares are now approved and listed for trading on the Frankfurt Stock Exchange (Freiverkehr) under WKN number “A0LGDN” and ISIN number CA7319111034. Information regarding this listing can be found on the Deutsche Börse Group website at www.deutsche-boerse.com under the symbol “POZ”.

Randy Hayward, President of Poly-Pacific, states: “Our Company’s recent listing on the Frankfurt exchange in Germany is an important and logical step in our continuing efforts to expand our shareholder base on a global basis and to create value. The Frankfurt listing is a valuable supplement to our present listings on the TSX Venture Exchange in Canada and the Over-the-Counter Bulletin Board listing in the United States, and also enables our shareholders to trade globally in multiple time zones.”

In addition, Poly-Pacific announces that, in accordance with the policies of the TSX Venture Exchange, the board of directors has approved a grant of stock options to officers and consultants of Poly-Pacific to purchase an aggregate of 1,200,000 common shares at an exercise price of $0.10 per common share pursuant to its stock option plan. The stock options will expire up to two years from the date of grant. No option shall vest earlier than four (4) months from the date of issuance and all vesting shall be in accordance with the policies of the TSX Venture Exchange.

Poly-Pacific is a recycling company that manufactures and distributes MultiCut™, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates. It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For more information contact:

Mr. Randy Hayward

Telephone: (604) 293-8885

Facsimile: (604) 293-8234

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.